Exhibit 12.1
NEWMONT MINING CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in millions except ratio)

Six Months Ended
June 30, 2009
Earnings:
Income from continuing operations before income tax expense, equity loss of affiliates and noncontrolling interests in subsidiaries (1)	$846
Adjustments:
Fixed charges added to earnings	60
Dividends from equity affiliates	2
Amortization of capitalized interest	10

$918

Fixed Charges:
Net interest expense (2)	$55
Portion of rental expense representative of interest	5

Fixed charges added to earnings	60
Capitalized interest	42

$102

Ratio of earnings to fixed charges	9.0

(1)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income tax expense.

(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.